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                                                                    Exhibit 12.1

                        SPX CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

          The following table sets forth the ratio of earnings to fixed charges for SPX for the years ended December 31, 1997, 1998,
           1999, 2000, and 2001. All dollar amounts presented in this exhibit are stated in millions, except ratios.

                                                                       Year ended December 31
                                                  --------------------------------------------------------------
                                                    1997 (5)     1998 (6)    1999 (7)     2000 (8)     2001 (9)
                                                  -----------  ----------- -----------  ----------  ------------
Ratio of earnings to fixed charges (1)(2)                7.7         (0.3)        1.8          3.0          2.2

Earnings:
Pretax income from continuing operations             $ 131.0      $ (41.7)    $ 107.5      $ 198.3      $ 173.0
Fixed Charges                                           19.6         51.0       126.0        101.8        147.4
JV Earnings, net of distributions                          -        (24.7)       (3.2)         0.3          6.9
                                                  -----------  ----------- -----------  -----------  -----------
Total Earnings                                       $ 150.6      $ (15.4)    $ 230.3      $ 300.4      $ 327.3

Fixed Charges:
Interest (3)                                         $  13.2      $  45.1     $ 117.6      $  95.0      $ 133.7
Rent expense interest factor (4)                         6.4          5.9         8.4          6.8         13.7
                                                  -----------  ----------- -----------  -----------  -----------
Total fixed charges                                  $  19.6      $  51.0     $ 126.0      $ 101.8      $ 147.4


     (1) For the purpose of determining the ratio of earnings to fixed charges, earnings consists of income from continuing operations and fixed charges.

     (2) On October 6, 1998 (the "Merger Date"), General Signal Corporation ("GSX") was merged into a subsidiary of SPX Corporation (the "Merger"). The Merger was accounted for as a reverse acquisition whereby GSX was treated as the acquirer and SPX as the target.

     (3) Interest expense consists of net interest expense on indebtedness and amortization of deferred financing expenses.

     (4) One-third of net rental expense is deemed representative of the interest factor.

          EARNINGS FOR YEARS ENDED DECEMBER 31, 1997, 1998, 1999, 2000 AND 2001 INCLUDE THE FOLLOWING SPECIAL CHARGES AND OTHER UNUSUAL ITEMS:

     (5) We recorded other charges of $17.9 in 1997. We also recorded a $63.7 pre-tax gain on the sale of General Signal Power Group and a $9.0 pre-tax gain on the sale of an equity investment.

     (6) In 1998, earnings were not sufficient to cover fixed charges by approximately $42.0. We recorded special charges of $101.7 and other charges of $108.2 in 1998.

     (7) We recorded special charges of $38.4 in 1999 for merger and restructuring initiatives. We also recorded a $23.8 pre-tax gain on the divestiture of Best Power, a $29.0 pre-tax gain on the divestiture of Dual-Lite and an investment in a Japanese joint venture, and a $13.9 pre-tax gain on the sale of marketable securities.

     (8) We recorded special charges of $103.2 in 2000 ($12.3 of these charges are recorded in cost of products sold). These charges related primarily to work force reductions, asset write-downs, and other cash costs associated with plant consolidations, exiting certain product lines, and other restructuring actions. Additionally, our subsidiary Inrange Technologies, issued 8,855,000 shares of its class B common stock for cash in an initial public offering. Accordingly, we recorded a $98.0 pre-tax gain. We also recorded a $23.2 pre-tax gain on the settlement of a patent infringement suit against American Power Conversion Corporation in 2000.

     (9) We recorded special charges of $101.4 in 2001 ($13.5 of these charges are recorded in cost of products sold). These charges related primarily to work force reductions, asset write-downs, and other cash costs associated with plant consolidations, exiting certain product lines, and other restructuring actions. This charge also consisted of amounts of $4.1 and $14.9 primarily related to the abandonment of an internet-based software system and the costs associated with the announced move of our corporate headquarters. We recorded an $11.8 pre-tax loss associated with the divestiture of substantially all of the assets and liabilities of our GS Electric business. We recorded a $15.6 net gain primarily related to an arbitration award from Snap-On Incorporated.